EXHIBIT 99.2
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NEWS RELEASE

AUGUST 16, 2004


ARC ENERGY TRUST CONFIRMS SEPTEMBER 15, 2004 CASH DISTRIBUTION AMOUNT
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CALGARY, AUGUST 16, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on September 15, 2004 in respect of August production, for unitholders of record on August 31, 2004, will be $0.15 per trust unit. The ex-distribution date is August 27, 2004.

As at August 16, 2004, the Trust's trailing twelve-month cash distributions, including the August 16, 2004 payment, total $1.80 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3.2 billion. The Trust's production volumes for 2004 are expected to average approximately 55,000 boe per day. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


     For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9